UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          NUMED HOME HEALTH CARE, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                  67052T 20 1
                                 (CUSIP Number)

           Martin A. Traber, Foley & Lardner, 100 North Tampa Street,
                               Tampa, Florida 33602
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 October 10,1996
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

   Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                  There are no exhibits filed with this Report.

                                  SCHEDULE 13D
    CUSIP No. 67052T 20 1


     1   NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Susan J. Carmichael S.S. # (###-##-####)

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [_]
                                                                    (b)  [X]

     3   SEC USE ONLY


     4   SOURCE OF FUNDS*

         PF

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                            [_]



     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Florida


                     7  SOLE VOTING POWER
      NUMBER OF

        SHARES          504,677

                     8  SHARED VOTING POWER
     BENEFICIALLY

       OWNED BY         None

         EACH
                     9  SOLE DISPOSITIVE POWER
      REPORTING

                        504,677
        PERSON
                    10  SHARED DISPOSITIVE POWER
         WITH

                        None

    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


         511,053

    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [_]



    13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


         9.4%

    14   TYPE OF REPORTING PERSON


         IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

   ITEM 1.   Security and Issuer.

        This statement relates to the Common Stock, par value $.001 per share ("Common Stock"), of NuMED Home Health Care, Inc., a Nevada corporation ("NuMED"). NuMED's principal executive offices are located at 5770 Roosevelt Blvd., Suite 700, Clearwater, Florida 34620.


   ITEM 2.   Identity and Background.

        This report is filed on behalf of Susan J. Carmichael ("Carmichael"). Ms. Carmichael's business address is 5770 Roosevelt Blvd., Suite 700 Clearwater, Florida 34620. Ms. Carmichael's current principal occupa-tion is as the President of the Issuer, NuMED Home Health Care, Inc. Ms. Carmichael is a citizen of the United States and is a resident of the State of Florida.

        Ms. Carmichael has not, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


   ITEM 3.   Source and Amount of Funds or Other Consideration.

        There were no purchases made pursuant to this filing. Issuance of NuMED securities to Ms. Carmichael by the Issuer are reported in Item 5 below.


   ITEM 4.   Purpose of Transaction.

        Ms. Carmichael has acquired her interest in NuMED as an investment and acquired her shares with a view toward making a profit.

   ITEM 5.   Interest in Securities of the Issuer.

        (a)  Aggregate Number and Percentage of Securities:

             Ms. Carmichael is the beneficial owner of 511,053 shares of Common Stock, representing approximately 9.4% of the class based upon the number reported as outstanding (excluding Treasury Shares) during the quarter ended June 30, 1996.

        (b)  Power to Vote and Dispose:

             Ms. Carmichael has sole power to vote and dispose of 504,677 shares of Common Stock. Ms. Carmichael shares no voting or disposition power. This amount includes beneficial ownership of
             (i) 180,000 shares issuable under currently exercisable stock options and (ii) 270,000 currently exercisable Common Stock Purchase Warrants. This amount excludes 6,376 shares beneficially owned by Ms. Carmichael's husband, Patrick Carmichael, as to which Ms. Carmichael exercises no voting or disposition rights.

        (c)  Transactions Within the Past 60 Days:

             Pursuant to the terms of the Amendment to Employment Agreement by and between NuMED Home Health Care, Inc. and Ms. Carmichael, Ms. Carmichael received on October 1, 1996, 270,000 Common Stock Purchase Warrants currently exercisable at a price of $2.75 per share as consideration for the revocation of certain provisions of the Employment Agreement providing to Ms. Carmichael put rights at $6.00 per share for all NuMED Home Health Care, Inc. Common Stock owned by Ms. Carmichael upon the occurrence of certain change of control events. In addition, on September 30, 1996, Ms. Carmichael purchased 6,439 Common Shares pursuant to her election to participate in the Issuer's Employee Stock Purchase Plan. Patrick Carmichael, who is also an employee of the Issuer, also purchased 2,183 Common Shares pursuant to his election to participate in the Issuer's Employee Stock Purchase Plan.

        (d)  Certain Rights of Other Persons:

             Not applicable.

        (e)  Date Ceased to be 5% Owner:

             Not applicable.

   ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        None


   ITEM 7.   Material to Be Filed as Exhibits.

        None


   SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Date:     October 21, 1996              /s/ Susan J. Carmichael
                                           Susan J. Carmichael